                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              Schedule 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 1 (Amendment and Restatement))*

                        TIE/communications, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                872464102
                             (CUSIP Number)

                       Charles Evans Gerber, Esq.
                         Neal Gerber & Eisenberg
                         2 North LaSalle Street
                               Suite 2200
                         Chicago, Illinois 60602
                             (312) 269-8000
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                            September 5, 1995
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)




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1.   NAME OF REPORTING PERSON

          The Pritzker Family Philanthropic Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois


NUMBER              7.    SOLE VOTING POWER
OF                              -0-
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                        1,197,788
EACH
REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                          -0-
WITH
                    10.   SHARED DISPOSITIVE POWER
                                1,197,788

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,197,788

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.0%

14.   TYPE OF REPORTING PERSON

          CO, EP








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ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN
_____________________________________________

IN ACCORDANCE WITH RULE 13d-2(c) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THIS AMENDMENT NO. 1 (AMENDMENT AND RESTATEMENT) ON SCHEDULE 13D AMENDS AND RESTATES THE SCHEDULE 13D, DATED JULY 10, 1991 (THE "INITIAL SCHEDULE"), PREVIOUSLY FILED ON BEHALF OF THE REPORTING PERSON IDENTIFIED HEREIN. THE AMENDMENTS TO THE INITIAL SCHEDULE CONTAINED HEREIN WERE ORGINALLY MADE IN AMENDMENT NO. 1 TO THE INITIAL SCHEDULE (FILED VIA ELECTRONIC TRANSMISSION ON SEPTEMBER 13, 1995), WHICH AMENDED BUT DID NOT RESTATE THE INITIAL SCHEDULE.


Item 1.   Security and Issuer.
          ___________________

               This Statement on Schedule 13D relates to shares of common stock,
          $.10 par value per share (the "Common Stock") of TIE/communications,
          Inc., a Delaware corporation (the "Company").  The principal executive
		offices of the Company are located at 8500 West 110th Street, Overland
		Park, KS 66210.

Item 2.   Identity and Background.
          -----------------------

               This Statement is being filed by the Pritzker Family
		Philanthropic Fund, an Illinois not-for-profit corporation (the
		"Fund"), the principal executive offices of which are located at 200
		West Madison Street, Chicago, Illinois 60606 and the principal
		business of which is private charity.  Certain information concerning
		the executive officers and directors of the Fund is set forth in
		Appendix A hereto.

               Neither the Fund nor, to the best knowledge of the Fund, any of
		the persons listed in Appendix A hereto, have, during the last five
		years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

               As of July 1, 1991, HCR Partners, an Illinois partnership in
		which the  Fund was a partner ("HCR") owned an aggregate of 2,994,469
		shares of Common Stock.  With the exception of 3,175 (as adjusted for
		the 1-for-35 reverse stock split effected by the Company on July 1,
		1991 (the "Reverse Split")) shares of Common Stock previously acquired
		by HCR, all other shares of Common Stock owned by HCR were acquired on
		July 1, 1991 in connection with, and pursuant to, the Debtors' First
		Amended Joint Plan of Reorganization (the "Plan"), dated May 17, 1991,
		of the Company and its affiliates and/or subsidiaries and that certain
		Exchange Agreement (the "Exchange Agreement") dated as of April 7,
		1991, entered into by and between the Company and HCR in connection
		with the Plan. The Plan was confirmed by the United States Bankruptcy
		Court for the District of Delaware on June 20, 1991 and it became
		effective on July 1, 1991 (the "Effective Date").  The Plan is
		attached hereto as Exhibit A and the Agreement is attached hereto as
		Exhibit B.

               Pursuant to a liquidation agreement entered into as of July 1,
		1991 by and between the Fund and the other partner of HCR, HCR was liquidated and the assets thereof, including, without limitation, the shares of Common Stock, were distributed to each of the partners of HCR, pro rata in accordance with their respective interests in HCR.


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     	Accordingly, in connection with the liquidation of HCR, the Fund
		became the direct beneficial owner of 1,197,788 shares of the Company's Common Stock.

Item 4.   Purpose of Transaction.
          ----------------------

               As described above, the Fund acquired direct beneficial ownership of the shares of Common Stock in connection with the liquidation of
		HCR.

          	Depending upon market conditions and other factors, the Fund may,
		from time to time, acquire additional shares of Common Stock or
		dispose of shares of Common Stock in brokerage transactions or in
		private transactions if appropriate opportunities to do so are
		available on terms and conditions deemed desirable by the Fund.  The
		Fund has no present intentions, plans or proposals to liquidate the
		Company, to sell its assets, to merge it with any other person, to
		make any other	major change in its business or corporate structure or
		to take any other action listed in paragraph (a) through (j) of Item 4
		of Schedule 13D, other than as otherwise disclosed herein.


Item 5.   Interest in Securities of the Issuer.
          ____________________________________


Item 6.   Contracts, Arrangements, Understandings or Relationships With
          _____________________________________________________________

          Respect to Securities of the Issuer.
          ___________________________________


               The Fund presently owns 1,197,788 shares of Common Stock or approximately 30% of the issued and outstanding shares thereof.  As
		set forth above in Item 3, the Fund acquired direct beneficial
		ownership of all of its shares of Common Stock as of July 1, 1991 in
		connection with the liquidation of HCR.

               During the past sixty days neither Marmon nor, to the best knowledge of the Fund, any of the persons identified in Appendix A hereof have effected any transactions in the Common Stock.

               The Company and HCR entered into a Voting Agreement dated as of
          June 18, 1991 (the "Voting Agreement"), a copy of which is attached hereto as Exhibit C.  Pursuant to the Voting Agreement, HCR agreed
		that it, together with its "affiliates" (who may be deemed to include
		the Fund) would, during the 3 year period from the Effective Date of
		the Plan (subject to certain exceptions), vote all voting securities
		beneficially owned by it and its affiliates pro rata in the same
		manner and proportion that votes of other stockholders of the Company
		have been cast in the elections of "Minority Designees" (as defined by
		the Voting Agreement).

               The Company and HCR also entered into a Registration Rights Agreement dated as of June 18, 1991 (the "Registration Agreement"), a copy of which is attached hereto as Exhibit D. Pursuant to the Registration Agreement, the Company has granted to HCR certain rights to register the shares of Common Stock held thereby.

               The Company and HCR have also entered into the Standby Financing
		Agreement dated as of June 18, 1991 (the "Financing Agreement"), a
		copy of which is attached hereto as Exhibit E.  Pursuant to the
		Financing Agreement, HCR agreed to make available, or to cause a third
		party to make available, to the Company a credit facility in a
		principal amount sufficient to refinance any amounts outstanding
		pursuant to a debtor-in-possession financing facility and the
		anticipated working capital and other liquidity needs of the Company,
		up to an aggregate of $10 million, provided that an institutional
		lender would provide such a facility to the Company on commercially
		reasonable terms.

               In connection with the liquidation of HCR, the Fund received an assignment of certain of the rights and obligations granted to HCR pursuant to each of the Voting, Registration and Financing Agreements.

               On September 5, 1995, the Fund entered into a Stockholders
         Option Agreement (the "Option Agreement") among TIE Acquisition
         Co. ("Buyer"), the Fund and Marmon Holdings, Inc., a Delaware corporation ("Marmon" and, together with the Fund, the "Principal Stockholders") pursuant to which each of the Principal Stockholders (a) granted to Buyer an irrevocable option (collectively, the "Options"), exercisable under certain circumstances described below, to purchase all of the shares of Common Stock the Company owned or hereafter acquired by such Principal Stockholder at a purchase price of $8.60 per share of Common Stock, (b) agreed to tender (and, without prior written notification to Buyer, not withdraw) all of its Common Stock pursuant to and in accordance with the terms of a tender offer (the "Offer") to be made by Buyer pursuant to the terms of an Agreement and Plan of Merger (the "Merger
         Agreement"), dated as of September 5, 1995, among the Company, Buyer and TIE Merger Co., a wholly-owned subsidiary of Buyer, and (c) granted to Buyer an irrevocable proxy to vote such Principal Stockholder's Common Stock (i) in favor of the Merger Agreement and the transactions contemplated thereby, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement, and (iii) against any action or agreement
         (other than the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger (as defined in the Merger Agreement) or the Offer.

               The Options are exercisable by Buyer, in whole only and
          together only, at any time prior to the later to occur of (i)
          the tenth business day after the termination of the Merger
          Agreement as a result of the occurrence of one of the events described in Section 8.03(a)(i), (ii), (iv) or (v) of the Merger
          Agreement and (i) the third business day following the date on
		which all waiting periods under the Hart-Scott-Rodino Antitrust
		Improvements Act of 1976, as amended, and the rules and regulations
		promulgated thereunder applicable to the exercise of the Options shall
		have expired or have been earlier terminated.

               Pursuant to the Option Agreement, each of the Principal Stockholders has agreed that it will not, without the prior written consent of Buyer, grant any proxies or enter into any voting trust or other agreements or arrangements with respect to its Common Stock or acquire, sell or encumber any of such Common Stock. Each Principal Stockholder has also agreed not to (i) seek or solicit any such acquisition, sale or encumbrance of its Common Stock or (ii) initiate, solicit, encourage or knowingly facilitate any inquiries or the making or any proposals regarding any merger, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company, and to notify Buyer if it is approached or solicited or receives any communications with respect to any of the foregoing.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Exhibit A:     Debtors' First Amended Joint Plan of Reorganization

          Exhibit B:     Exchange Agreement by and between the Company and HCR

          Exhibit C:     Voting Rights Agreement by and between the Company and
                         HCR

		Exhibit D:     Registration Rights Agreement by and between the
					Company and HCR


          Exhibit E:     Standby Financing Agreement by and between the Company
                         and the HCR

          Exhibit 99.1: Stockholders Option Agreement among Buyer, Marmon and the Fund.

          Exhibit 99.2: Agreement and Plan of Merger among the Company, TIE Acquisition Co. and TIE Merger Co.

NOTE: Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended, only Exhibits 99.1 and 99.2 are being filed electronically in connection with this Amendment No. 1 (Amendment and Restatement) on Schedule 13D. Exhibits A, B, C, D and E were previously filed as paper exhibits.


                                SIGNATURE
                                _________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      September 14, 1995

                                   THE PRITZKER FAMILY PHILANTHROPIC FUND,
                                   an Illinois not-for-profit corporation



                                   By: /s/ Glen Miller
                                      -------------------------------
                                      Glen Miller, Treasurer

                                   APPENDIX A
                                   ----------


Information Regarding The Fund.
------------------------------

     The principal business and office address of the Fund is 200 West Madison Street, Chicago, Illinois 60606 and its principal business is to make charitable contributions. The officers and directors of the Fund, each of whom is a United States citizen, are as follows:

                                   Present Principal  Occupation
Name and Business Address                   or Employment
-------------------------                   -------------

Thomas J. Pritzker                 Director and President of the
200 West Madison Street            Fund; President of Hyatt
Chicago, Illinois  60606           Corporation, a domestic hotel
                                   management company

Dr. Steven B. Nasatir              Director and Vice President of
One South Franklin                 the Fund;
Chicago, Illinois  60606           President of the Jewish
                                   Federation of Metropolitan
                                   Chicago

Frederick J. Manning               Director, Vice President and
233 South Wacker Drive             Assistant Secretary of the Fund;
Suite 700                          Chairman of the Board and Chief Executive
Chicago, IL 60606                  Officer of Celtic Life Insurance
                                   Company, a diversified insurance
                                   company


     There are no shareholders or members of the Fund. The Jewish Federation of Metropolitan Chicago has the ability to designate a majority of the members of the Fund's Board of Directors.